ING Life Insurance and Annuity Company
and its
Variable Annuity Account C

UNIVERSITY OF TEXAS SYSTEM RETIREMENT PROGRAMS

Supplement dated August 3, 2012, to the Contract Prospectus and Contract Prospectus Summary, each dated April 30, 2012, as amended

_____

The following information updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your current Contract Prospectus and Contract Prospectus Summary for future reference.

IMPORTANT INFORMATION REGARDING UPCOMING CHANGES TO THE VARIABLE ANNUITY CONTRACTS AVAILABLE THROUGH THE UNIVERSTY OF TEXAS SYSTEM RETIREMENT PROGRAMS

1. **Effective after the close of business on September 4, 2012, the share classes of each of the following funds will be closed to new investments:**

ING American Century Small-Mid Cap Value Portfolio (Class S)	ING Solution 2045 Portfolio (Class S)
ING FMR^{SM} Diversified Mid Cap Portfolio (Class S)	ING Solution 2055 Portfolio (Class S)
ING Invesco Van Kampen Growth and Income Portfolio (Class S)	ING Solution Income Portfolio (Class S)
ING JPMorgan Small Cap Core Equity Portfolio (Class S)	ING T. Rowe Price Capital Appreciation Portfolio (Class S)
ING PIMCO High Yield Portfolio (Class S)	Lazard U.S. Mid Cap Equity Portfolio (Open Shares)
ING Solution 2015 Portfolio (Class S)	Oppenheimer Developing Markets Fund (Class A)
ING Solution 2025 Portfolio (Class S)	Templeton Global Bond Fund (Class A)
ING Solution 2035 Portfolio (Class S)	

2. **Unless you provide us with alternative instructions, effective after the close of business on September 4, 2012, all existing balances in and future allocations to one of the following funds with a closed share class will be automatically transferred and allocated to another share class of the same fund as shown in the following table. These transactions will result in you being invested in the same fund, but in a less expensive share class.**

CLOSED SHARE CLASSES		OPEN SHARE CLASSES
ING American Century Small-Mid Cap Value Portfolio (Class S)	→	ING American Century Small-Mid Cap Value Portfolio (Class I)
ING FMR^{SM} Diversified Mid Cap Portfolio (Class S)	→	ING FMR^{SM} Diversified Mid Cap Portfolio (Class I)
ING Invesco Van Kampen Growth and Income Portfolio (Class S)	→	ING Invesco Van Kampen Growth and Income Portfolio (Class I)
ING JPMorgan Small Cap Core Equity Portfolio (Class S)	→	ING JPMorgan Small Cap Core Equity Portfolio (Class I)
ING PIMCO High Yield Portfolio (Class S)	→	ING PIMCO High Yield Portfolio (Class I)
ING Solution 2015 Portfolio (Class S)	→	ING Solution 2015 Portfolio (Class I)
ING Solution 2025 Portfolio (Class S)	→	ING Solution 2025 Portfolio (Class I)
ING Solution 2035 Portfolio (Class S)	→	ING Solution 2035 Portfolio (Class I)
ING Solution 2045 Portfolio (Class S)	→	ING Solution 2045 Portfolio (Class I)
ING Solution 2055 Portfolio (Class S)	→	ING Solution 2055 Portfolio (Class I)
ING Solution Income Portfolio (Class S)	→	ING Solution Income Portfolio (Class I)
ING T. Rowe Price Capital Appreciation Portfolio (Class S)	→	ING T. Rowe Price Capital Appreciation Portfolio (Class I)
Oppenheimer Developing Markets Fund (Class A)	→	Oppenheimer Developing Markets Fund (Class Y)
Templeton Global Bond Fund (Class A)	→	Templeton Global Bond Fund (Advisor Class)

3. **All existing balances invested in the Lazard U.S. Mid Cap Equity Portfolio (Open Shares) will be unaffected by the closure of that share class to new investment. With respect to new investments, however, unless you provide us with alternative instructions, effective after the close of business on September 4, 2012, all future allocations directed to the Lazard U.S. Mid Cap Equity Portfolio (Open Shares) will be automatically allocated to a different fund -- the ING Russell^{TM} Mid Cap Index Portfolio (Class I).**

4. **Accordingly, effective after the close of business on September 4, 2012, the lists of funds currently available for new investment in the Contract Prospectus and Contract Prospectus Summary are replaced with the following:**

EuroPacific Growth Fund® (Class R-4)[1]	ING Solution 2015 Portfolio (Class I)[2]
Fidelity® VIP Contrafund® Portfolio (Initial Class)	ING Solution 2025 Portfolio (Class I)[2]
ING American Century Small-Mid Cap Value Portfolio (Class I)	ING Solution 2035 Portfolio (Class I)[2]
ING Clarion Global Real Estate Portfolio (Class I)	ING Solution 2045 Portfolio (Class I)[2]
ING FMR^{SM} Diversified Mid Cap Portfolio (Class I)**	ING Solution 2055 Portfolio (Class I)[2]
ING Global Bond Portfolio (Class I)	ING Solution Income Portfolio (Class I)[2]
ING Intermediate Bond Portfolio (Class I)	ING T. Rowe Price Capital Appreciation Portfolio (Class I)
ING International Index Portfolio (Class I)	ING T. Rowe Price Growth Equity Portfolio (Class I)
ING Invesco Van Kampen Growth and Income Portfolio (Class I)	ING Templeton Foreign Equity Portfolio (Class I)
ING JPMorgan Small Cap Core Equity Portfolio (Class I)	ING U.S. Bond Index Portfolio (Class I)
ING Large Cap Growth Portfolio (Class I)	New Perspective Fund® (Class R-4)[1]
ING Money Market Portfolio (Class I)	Oppenheimer Developing Markets Fund (Class Y)[1]
ING PIMCO High Yield Portfolio (Class I)	PIMCO VIT Real Return Portfolio (Administrative Class)
ING Russell™ Large Cap Index Portfolio (Class I)	Templeton Global Bond Fund (Advisor Class)[1]
ING Russell™ Mid Cap Index Portfolio (Class I)	Wanger International
ING Russell™ Small Cap Index Portfolio (Class I)	Wanger USA

See the **"DESCRIPTION OF UNDERLYING FUNDS"** Appendices in the Contract Prospectus and Contract Prospectus Summary for a list of funds offered under the contract that are no longer available for new investment.

1 This fund is available to the general public. **See "INVESTMENT OPTIONS - Risks of Investing in the Funds"** in the Contract Prospectus or **"TAX CONSIDERATIONS – Taxation of Qualified Contracts – Special Considerations for Section 403(b) Plans"** in the Contract Prospectus Summary.
2 This fund is structured as a fund of funds or a "master feeder" fund, which invests directly in shares of underlying funds. **See "FEES – Fund Fees and Expenses"** in the Contract Prospectus or Contract Prospectus Summary for additional information.
**FMR^{SM} is a service mark of Fidelity Management & Research Company.

5. **Effective September 4, 2012, the Direct contract is no longer available for new sales/enrollments.**

6. **Effective September 4, 2012, the current Mortality and Expense Risk Charge for Mentor Contracts will be reduced from 0.50% to 0.45%.**

7. **More Information is Available.**

More information about the funds available through your contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting your local representative or by writing or calling the Company at:

ING
USFS Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063
1-800-262-3862

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the address shown on the front of the fund's summary prospectus.

*Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) ING Life Insurance and Annuity Company. **Securities are distributed by ING Financial Advisers, LLC (member SIPC), One Orange Way, Windsor, CT 06095. Securities may also be distributed through other broker-dealers with which ING Financial Advisers, LLC has selling agreements.***